FORM 6 – K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the month of October, 2004

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commisshon pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

INVESTOR RELATIONS CONTACT: Kelly Toney Check Point Software Technologies 650-628-2050 ir@us.checkpoint.com	MEDIA RELATIONS CONTACT: Molly Ford Check Point Software Technologies 650-628-2022 press@us.checkpoint.com

CHECK POINT SOFTWARE REPORTS Q3 2004 RESULTS – ACHIEVES 25% LICENSE
REVENUE GROWTH OVER LAST YEAR

Experienced Strong Growth in Core VPN-1/FireWall-1 Products

REDWOOD CITY, Calif. – October 18, 2004 – Check Point Software Technologies Ltd. (NASDAQ: CHKP), the world leader in securing the Internet, today announced its financial results for the third quarter ended September 30, 2004. Revenues for the third quarter were $129.3 million, an increase of 22% compared to $106.3 million in the third quarter of 2003.

        Net income for the third quarter of 2004 was $66.8 million, and $69.1 million, excluding net acquisition related charges1, an increase of 18% compared to $58.4 million in the third quarter of 2003.

        Earnings per diluted share for the third quarter of 2004 were $0.26, and $0.27, excluding net acquisition related charges, an increase of 17% compared to $0.23 in the third quarter of 2003.

        Operating income, excluding acquisition related charges, improved to $71.9 million from $62.1 million in the third quarter of 2003.

        Operating margin for the third quarter of 2004, excluding acquisition related charges, was 56% in the third quarter of 2004, compared to 54% in the second quarter of 2004.

        Deferred revenues in the quarter ended September 30, 2004 were $124.8 million, an increase of $25.6 million and 26% over the third quarter of 2003.

[1] “Acquisition related charges” refer to the impact of the amortization of intangible assets and deferred stock compensation resulting from the acquisition of Zone Labs

        The company generated cash flow from operating activities of $64.4 million, an increase of 10% compared to the third quarter of 2003. Days Sales Outstanding improved to 49 days, compared to 51 days in the third quarter of 2003.

        As part of the company’s share repurchase program the company purchased 6.8 million shares during the quarter at a total cost of close to $122 million. In 2004 the company repurchased a total of 10.1 million shares at an aggregate cost of $200 million.

        “This quarter our team achieved exceptional results driven by strong performance of our core products, with increased sales both sequentially and compared to the third quarter last year,” said Gil Shwed, chairman and chief executive officer of Check Point Software.

Third quarter highlights include:

—	Delivered Check Point Integrity SecureClient – Embarked on the first step in the Check Point endpoint security strategy of Total Access Protection (TAP) by enabling an easy install and automatic configuration of best-of-breed remote access, endpoint security and policy enforcement.

—	SmartDefense Defeated Latest Attacks – Via the Check Point SmartDefense™Service our customers were protected against potential vulnerabilities and dynamic threats, such as those announced in the Microsoft July 2004 Security Bulletin Summary.

—	Check Point Continues to Enhance Partners and Users Expertise – Hosted a series of premier business and networking events to educate users and partners on Check Point solutions. Over 1,000 partners and end users participated in Check Point Experience™ events in Asia and benefited from valuable technology and market information via presentations, technical and business-focused tracks and product demonstrations from Check Point and its partners.

—	Enhanced Security Level for PC Users – Announced support of Microsoft Windows XP Service Pack 2 for Integrity™ and Integrity Clientless Security™ endpoint security solutions and the ZoneAlarm family of products to provide all levels of Internet users with trusted and easy-to-use security.

Industry Accolades: Recognition for Check Point Leadership and Innovation

—	Check Point was placed in the leader quadrant of Gartner’s IPSec VPN Equipment Magic Quadrant report based on the company’s ability to execute and the completeness of the corporate vision.

—	A poll of 1,400 CIOs ranked Check Point’s security administration skills as the top security skill set desired by IT departments, according to findings published in the Robert Half Technology Information Technology Hiring Index and Skills Report.

—	Windows IT Pro readers designate Check Point security solutions Best in the Industry: Check Point Next Generation™ with Application Intelligence™ was named the best firewall, and VPN-1® SecureClient™ and ZoneAlarm® Pro 4.5 were named the best remote access VPN and the best spyware blocker, respectively.

        Mr. Shwed continued: “Our recent introduction of new intelligent security solutions such as Connectra, Web Intelligence, InterSpect and Integrity, together with the success of our core products this quarter, continued to generate growth and enables our customers to use the best available technologies and keep their networks secured.”

Conference Call Information
Check Point will host a conference call with the investment community on October 18, 2004 at 8:30 AM ET/5:30 AM PT. To listen to the live Web cast, please visit Check Point’s Web site at http://www.checkpoint.com/ir. A replay of the conference call will be available through November 1, 2004, at the Company’s website or by telephone at (973) 341-3080, confirmation code 5241054.

Safe Harbor Statement
Certain statements in this press release are forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Check Point’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: Check Point’s ability to integrate Zone Lab’s operations effectively, the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; the inclusion of network security functionality in third-party hardware or system software; any unforeseen developmental or technological difficulties with regard to Check Point’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Check Point’s; unknown factors affecting third parties with which Check Point has formed business alliances; timely availability and customer acceptance of Check Point’s new and existing products, and other factors and risks discussed in Check Point’s Annual Report on Form 20-F for the year ended December 31, 2003, which is on file with the Securities and Exchange Commission. Check Point assumes no obligation to update information concerning its expectations.

About Check Point Software
Check Point Software Technologies Ltd. (www.checkpoint.com) is the worldwide leader in securing the Internet. It is the confirmed market leader of both the worldwide VPN and firewall markets. Through its Next Generation product line, the company delivers a broad range of intelligent Perimeter, Internal and Web security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company’s Zone Labs (www.zonelabs.com) division is one of the most trusted brands in Internet security, creating award-winning endpoint security solutions that protect millions of PCs from hackers, spyware and data theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from over 350 leading companies. Check Point solutions are sold, integrated and serviced by a network of more than 2,300 Check Point partners in 92 countries.

©2004 Check Point Software Technologies Ltd. All rights reserved.
Check Point, Application Intelligence, Check Point Express, the Check Point logo, AlertAdvisor, ClusterXL, Cooperative Enforcement, ConnectControl, Connectra, CoSa, Cooperative Security Alliance, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FloodGate-1, Hacker ID, IMsecure, INSPECT, INSPECT XL, Integrity, InterSpect, IQ Engine, Open Security Extension, OPSEC, Policy Lifecycle Management, Provider-1, Safe@Home, Safe@Office, SecureClient, SecureKnowledge, SecurePlatform, SecurRemote, SecurServer, SecureUpdate, SecureXL, SiteManager-1, SmartCenter, SmartCenter Pro, Smarter Security, SmartDashboard, SmartDefense, SmartLSM, SmartMap, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, SofaWare, SSL Network Extender, TrueVector, UAM, User-to-Address Mapping, UserAuthority, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, VPN-1 VSX, Web Intelligence, ZoneAlarm, Zone Alarm Pro, Zone Labs, and the Zone Labs logo, are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726 and 6,496,935 and may be protected by other U.S. Patents, foreign patents, or pending applications.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Licenses	$67,627	$54,042	$198,535	$167,074
Subscriptions	50,365	41,566	143,059	119,212

Total product revenues	117,992	95,608	341,594	286,286
Services	11,338	10,714	30,717	30,986

Total revenues	129,330	106,322	372,311	317,272

Operating expenses:
Cost of revenues	6,187	4,597	17,564	14,331
Research and development	11,665	7,670	31,171	21,791
Selling and marketing	33,294	27,598	96,309	81,054
General and administrative	6,283	4,369	17,607	13,294
Amortization of intangible assets and
deferred stock compensation	2,925	-	6,069	-
Acquisition related in-process R&D	-	-	23,098	-

Total operating expenses	60,354	44,234	191,818	130,470

Operating income	68,976	62,088	180,493	186,802
Financial income, net	11,459	10,921	32,807	32,761

Income before income taxes	80,435	73,009	213,300	219,563
Income taxes	13,677	14,643	41,351	40,940

Net income	$66,758	$58,366	$171,949	$178,623

Net income excluding in-process R&D and amortization
of intangible assets and deferred stock compensation	$69,141	$58,366	$200,032	$178,623

Earnings per share (basic)	$0.27	$0.24	$0.68	$0.72

Number of shares used in computing earnings
per share (basic)	251,423	248,172	252,130	247,216

Earnings per share (fully diluted)	$0.26	$0.23	$0.66	$0.70

Earnings per share (fully diluted) excluding
in-process R&D and amortization of intangible assets
and deferred stock compensation	$0.27	$0.23	$0.76	$0.70

Number of shares used in computing earnings per share
(fully diluted)	258,341	256,106	261,657	254,833

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED BALANCE SHEET DATA
(In thousands)
ASSETS

	September 30,	December 31,
	2004	2003
	(unaudited)	(unaudited)

Current Assets:
Cash and cash equivalents	$117,643	$327,188
Marketable securities and deposits	887,903	809,158
Trade receivables, net	68,171	72,754
Other receivables and prepaid expenses	25,570	19,667

Total current assets	1,099,287	1,228,767

Long-term assets:
Long-term investments	533,736	467,264
Property and equipment, net	8,225	7,394
Intangible assets	27,268	-
Goodwill	172,528	-
Deferred income taxes	19,667	5,519

Total long-term assets	761,424	480,177

Total assets	$1,860,711	$1,708,944

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$124,779	$105,889
Trade payables and other accrued liabilities	139,618	139,345

Total current liabilities	264,397	245,234

Accrued severance pay, net	2,568	2,165
Deferred tax liability	7,866	-

Total liabilities	274,831	247,399

Shareholders' Equity:
Share capital	758	747
Additional paid-in capital	358,764	193,662
Deferred stock based compensation	(12,490)	-
Treasury shares	(200,237)	-
Retained earnings	1,439,085	1,267,136

Total shareholders' equity	1,585,880	1,461,545

Total liabilities and shareholders' equity	$1,860,711	$1,708,944

Total cash and cash equivalents, deposits and
marketable securities	1,538,288	1,602,724

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flow from operating activities:
Net income	$66,758	$58,366	$171,949	$178,623
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	1,456	1,343	4,137	4,340
Decrease (increase) in trade and other receivables, net	1,626	(1,342)	2,589	9,030
Increase (decrease) in trade payables and other accrued
liabilities	(6,041)	(2,556)	3,003	(354)
Other adjustments	(2,303)	2,594	141	11,368
Amortization of intangible assets and deferred stock
compensation	2,925	-	6,069	-
Acquisition related in-process R&D	-	-	23,098	-

Net cash provided by operating activities	64,421	58,405	210,986	203,007

Cash flow from investing activities:
Cash paid in conjunction with the acquisition of Zone Labs, net	-	-	(95,343)	-
Investment in property and equipment	(1,004)	(713)	(3,331)	(2,347)

Net cash used in investing activities	(1,004)	(713)	(98,674)	(2,347)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	3,692	5,103	23,489	14,716
Purchase of treasury shares	(121,588)	-	(200,237)	-

Net cash provided by (used in) financing activities	(117,896)	5,103	(176,748)	14,716

Increase (decrease) in cash and cash equivalents, deposits and
marketable securities	(54,479)	62,795	(64,436)	215,376
Cash and cash equivalents, deposits and marketable securities
at the beginning of the period	1,592,767	1,467,333	1,602,724	1,314,752

Cash and cash equivalents, deposits and marketable securities
at the end of the period	1,538,288	1,530,128	1,538,288	1,530,128

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. BY: /S/ Eyal Desheh —————————————— Eyal Desheh Chief Financial Officer

October 18, 2004